NO ACT

PE
12-21-12



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


13000180

DIVISION OF
CORPORATION FINANCE

February 15, 2013

Shelley J. Dropkin
Citigroup Inc.
dropkins@citi.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 2/15/13

Re: Citigroup Inc.
Incoming letter dated December 21, 2012

Dear Ms. Dropkin:

This is in response to your letters dated December 21, 2012 and February 7, 2013 concerning the shareholder proposal submitted to Citigroup by John C. Harrington. We also have received letters on the proponent's behalf dated January 22, 2013 and February 12, 2013. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Sanford J. Lewis
sanfordlewis@strategiccounsel.net

February 15, 2013

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Citigroup Inc.
Incoming letter dated December 21, 2012

The proposal requests that the board undertake a review and institute any appropriate policy changes, such as amending the bylaws or other actions needed, to make it more practical to deny indemnification of directors when appropriate from the standpoint of Citigroup and public policy.

We are unable to concur in your view that Citigroup may exclude the proposal under rule 14a-8(i)(3). We are unable to conclude that the proposal is so inherently vague or indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal, would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. In addition, we are unable to conclude that you have demonstrated objectively that the proposal is materially false or misleading. Accordingly, we do not believe that Citigroup may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Citigroup may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that Citigroup may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

We are unable to concur in your view that Citigroup may exclude the proposal under rule 14a-8(i)(8). Accordingly, we do not believe that Citigroup may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(8).

Sincerely,

Charles Lee
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

SANFORD J. LEWIS, ATTORNEY

February 12, 2013

Via email to shareholderproposals@sec.gov
Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal Requesting Board Review and Policy Changes on Board Member Indemnification Submitted to Citigroup, Inc. for 2013 Proxy Materials On Behalf of John C. Harrington – supplemental reply

Ladies and Gentlemen:

John C. Harrington (the "Proponent") has asked us to respond to the supplemental letter from Citigroup (the "Company") dated February 7, 2013 ("Company Supplemental Letter"), sent to the Securities and Exchange Commission Staff by the Company. A copy of this letter is being e-mailed concurrently to Shelley J. Dropkin, Deputy Corporate Secretary and General Counsel, Citigroup Inc.

1. The Proposal does not relate to "ordinary business." It is a nonexcludable governance proposal.

The Company attempts, in its latest letter, to disavow its prior arguments in its successful exclusion of the prior version of this proposal in *Citigroup, Inc.* (February 22, 2012). In that deliberation on the predecessor proposal, the Company asserted that the Proposal would intrude upon the discretion of the Board of Directors to determine when to indemnify their members. *Citigroup, Inc.* (February 22, 2012), company letter of December 16, 2011, pages 1 and 2. This was the basis of their assertion that the Proposal would violate Delaware law.

Now that the Company is no longer able to make such a Delaware law argument, the Company asserts that drawing the link between that argument on impinging upon the discretion of the board and the related argument on "ordinary business" is "startling" or "novel." We would suggest better adjectives are "astute" or "obvious."

Addressing squarely the issue of application of the ordinary business exclusion, as we discussed in our prior letter, there are two bases for finding that the ordinary business exclusion does not exclude the present Proposal. First, the Proposal raises an issue of governance, which is by definition not an "ordinary business" matter. The need for shareholders to rein in the potential self-dealing of the Citigroup board in the process of indemnification is such a governance issue. The precedents for governance issues not constituting excludable ordinary business are prolific in Staff decisions on the many governance issues routinely allowed in proposals, and not treated as ordinary business –

PO Box 231 Amherst, MA 01004-0231 • sanfordlewis@strategiccounsel.net
413 549-7333 ph. • 781 207-7895 fax

e.g., separating the CEO and board chair, proxy access to nominate board members, and an annual say on pay. *CAPTEC Net Lease Realty* (June 15, 2000), as discussed in our prior letter, is also such a governance proposal.

Second, if the Staff disagrees with our belief that indemnification policy is a governance issue, and were to find any intrusion on ordinary business, then the Proposal may nevertheless be found nonexcludable because it raises the significant policy issue of board accountability in the wake of the 2008 financial crisis.

There have been many allegations of board corruption and misdealing in the media in the wake of the 2008 economic crash. The substance of these allegations is that members of the boards of major finance institutions such as Citigroup acted recklessly in the exercise of their fiduciary duties, and that these actions led to the economic collapse. The Proponent believes one element of incentives for misbehavior is an excessive expectation of indemnification. As described in the Proposal's supporting statement, Citigroup itself has been at the very center of the financial crisis and has been the subject of federal regulatory action, scandals and controversies. The public outcry calls for enhanced accountability of institutional leaders -- the board members and executives of corporate financial giants such as Citigroup. Establishing an appropriate indemnification policy is a vital component of attaining this accountability.

2. The Proposal is not more restrictive than CAPTEC Net Lease Realty.

Contrary to the Company's repeated allegations, the Proposal does not mandate more restriction on indemnification than the proposal in *CAPTEC Net Lease Realty* (June 15, 2000). In fact, the Proposal's plain language makes clear that it is up to the board to conduct a review and develop appropriate solutions - the Proposal does not even dictate an outcome. By contrast, the proposal in *CAPTEC Net Lease Realty* actually sought to outright eliminate indemnification!

The Company distorts references in the language of the supporting statement of the Proposal that discuss incentives, as if these drive the review required by the Proposal. The supporting statement refers to Proponent's "intention" to incentivize directors by reducing indemnification, and for others voting with the Proponent to support "practical reforms and refinements to its indemnification policies, so that our directors have appropriate incentives for effective oversight, and are not being subsidized by the shareholders and circumstances that defy common sense." These statements hardly amount to an aggressive new restriction on the board, but only provide arguments in favor of the resolved clause.

The resolve clause provides specific guidance on what kind of review ~~of~~ the board should undertake. Notably, that language does not talk about incentives. Instead, it says:

> The review should take full account of the relationship between insurance coverage and indemnification, corporate litigation strategy, retaining appropriate board discretion and the ability of the company to attract new board members.

This is hardly a formulation for a straitjacket on board discretion. The Proposal is certainly no more restrictive than *CAPTEC Net Lease Realty*.

3. The Proposal is neither vague nor misleading.

The Company's argument regarding the Proposal does not meet the Company's burden of proof under Staff Legal Bulletin 14B.

The Proponent and the Company agree that Delaware law allows for the possibility that a board member could be implicated in a criminal case and yet receive indemnification. Clearly the Proponent and the Company disagree on *how often* it might be that a board member could be indemnified in this way.

Such a dispute is not a sufficient basis for the Proposal to be determined excludable. In Staff Legal Bulletin 14B, the Staff explained that it will not allow exclusion of proposals or supporting statements in reliance on Rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.[1]

The Proposal's statement that the Company may indemnify its directors for criminal behavior is factually accurate. The Proposal does not state that the Company "generally indemnifies" directors for criminal behavior, this is simply the Company's distorted interpretation of the Proposal, and not a basis for exclusion under the staff guideline.

By contrast, this is not an instance where the company has met the threshold described in the Staff Legal Bulletin of demonstrating "objectively that a factual statement is materially false or misleading." Nor does the company's differing interpretation of the law of indemnification qualify as the basis for exclusion under any of the other circumstances described in the Staff Legal Bulletin.[2]

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1 http://www.sec.gov/interps/legal/cfslb14b.htm

2 Staff Legal Bulletin 14B states that proposals may be excluded if they fall into one of the following categories:

- statements directly or indirectly impugn character, integrity, or personal reputation, or directly or indirectly make charges concerning improper, illegal, or immoral conduct or association, without factual foundation;
- the company demonstrates objectively that a factual statement is materially false or misleading;
- the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires — this objection also may be appropriate where the proposal and the supporting statement, when read together, have the same result; and
- substantial portions of the supporting statement are irrelevant to a consideration of the subject matter of the proposal, such that there is a strong likelihood that a reasonable shareholder would be uncertain as to the matter on

We stand by our initial letter, and are confident that this proposal should not be excludable on either Rule 14a-8(i)(7) or Rule 14a-8(i)(3). Please call Sanford Lewis at (413) 549-7333 with respect to any questions in connection with this matter, or if the Staff wishes any further information.

Sincerely,



Sanford Lewis
Attorney at Law



Kelly Bitov
Attorney at Law

cc: Shelley J. Dropkin, Citigroup Inc.
John C. Harrington

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which she is being asked to vote.

Shelley J. Dropkin
Managing Director
Deputy Corporate Secretary
and General Counsel
Corporate Governance

Citigroup Inc.
601 Lexington Avenue
19th Floor
New York, NY 10022

T 212 793 7396
F 212 793 7600
dropkins@citi.com



February 7, 2013

BY E-MAIL shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: Stockholder Proposal to Citigroup Inc. from John C. Harrington

Dear Sir or Madam:

I write this letter regarding Citigroup Inc.'s (the "Company") December 21, 2012 no-action request to exclude a stockholder proposal (the "Proposal") submitted by John C. Harrington (the "Proponent") from the Company's proxy materials for its 2013 annual meeting. The Proposal asks the Company's Board of Directors to "undertake a review and institute any policy changes, such as amending the bylaws or other actions needed, to make it more practical to deny indemnification of directors when appropriate from the standpoint of the company and public policy."[1]

This letter responds to a January 22, 2013 letter from Sanford J. Lewis, counsel to the Proponent, in which the Proponent argues that the Proposal should not be excluded from the Company's proxy materials. The Company continues to believe the Proposal should be excluded from the Company's proxy materials under Rule 14a-8(i)(7), Rule 14a-8(i)(3) and Rule 14a-8(i)(8).

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[1] The Proposal reads in its entirety as follows:

> **Resolved:** Shareholders request that the Board of Directors undertake a review and institute any appropriate policy changes, such as amending the bylaws or other actions needed, to make it more practical to deny indemnification of directors when appropriate from the standpoint of the company and public policy. The review should take full account of the relationship between insurance coverage and indemnification, corporate litigation strategy, retaining appropriate board discretion and the ability of the company to attract new board members. Such policies and amendments should be made effective prospectively only, so that they apply to claims, actions, suits or proceedings for which the underlying activities occur and the claims are asserted subsequent to both the enactment of the policy changes and the renewal of a director's board membership.

The Proposal relates to ordinary business. The Proposal should be excluded from the Company's proxy materials because it relates to ordinary business. Through his counsel's letter, the Proponent highlighted that he submitted a proposal similar to the Proposal for inclusion in the Company's proxy materials for its 2012 annual meeting of stockholders and that the Company argued, and the Staff (the "Staff") of the Division of Corporation Finance of the U.S. Securities and Exchange Commission agreed, that it could exclude that proposal from its 2012 proxy materials under Rule 14a-8(i)(2) because that proposal would have caused the Company to violate Delaware law.[2] The Proponent argues that in light of this prior proposal, the omission of a similar argument from the Company's December 21, 2012 submission defeats the Company's argument that the Proposal relates to its ordinary business. The Proponent fails to cite any precedent to support this startling and, in the Company's experience, novel argument regarding the interplay between Rules 14a-8(i)(2) and 14a-8(i)(7).[3] More to the point, as more fully explained in the Company's initial no-action request and regardless of whether the Proposal would violate state law, the Proposal relates to ordinary business because it would intrude upon what should be a Board decision regarding appropriate indemnification policies to enable the Company to attract and retain qualified directors, manage the Company's litigation strategy and implement appropriate oversight policies and risk-management mechanisms.

The Proponent's counsel attempts to portray the Proposal as raising significant policy issues such as the "accountability of the board" and "oversight by the board." *Counsel to Proponent's Letter*, pg. 5. In his attempt to avail himself of the "significant policy exception," the Proponent, however, fails to cite any evidence of widespread public debate regarding the actual subject matter of the Proposal, *viz.*, indemnification of directors. This is because there is in fact no widespread public debate regarding the indemnification of directors. Furthermore, the Proposal itself does not mention any of the "policy issues" that the Proponent now contends the Proposal implicates. Rather, it merely urges the Board to change the Company's current regime relating to indemnification of directors. Thus, assuming that the topics now identified by the

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2 *See Counsel to Proponent's Letter*, pg. 5; *Citigroup Inc.* (avail. Feb. 22, 2012) (concurring that a similar proposal submitted by the Proponent could be excluded from the Company's proxy materials because, if implemented, it would cause the Company to violate Delaware law).

3 Plainly, many stockholder proposals do not violate state law and yet the subject matter of those proposals relates to a company's ordinary business. The Staff has frequently agreed that proposals relating to topics such as general employee compensation, non-extraordinary transactions and legal compliance programs, relate to ordinary business operations; presumably all proposals relating to such topics do not violate state law. *See, e.g., Alaska Air Group, Inc.* (avail. Feb. 25, 2005) (proposal relating to general employee compensation); *Chelsea Properties* (avail. Mar. 18, 2002) (proposal related to company's land-development policies); *Allstate Corporation* (avail. Feb. 16, 1999) (proposal related to legal compliance program).

Proponent are significant social policy issues, the Proposal by its own terms does not relate to these issues.[4]

The Proponent also seeks to defend his proposal from exclusion on ordinary business grounds based upon *CAPTEC Net Lease Realty, Inc.* (avail. June 15, 2000), where the Staff declined to grant no-action relief on ordinary business grounds. *Counsel to Proponent's Letter*, pg. 6. However, as more fully discussed in the Company's initial no-action request, the portion of the proposal in *CAPTEC* relating to indemnification was less restrictive than the proposal advanced by the Proponent. The Proposal goes further than the actions requested by the *CAPTEC* proponent because going forward it would also impose a particular indemnification regime upon the Company to incentivize "effective oversight." Requiring the Board to implement the Proponent's preferred approach to managing oversight would infringe on the Board's business judgment with respect to the appropriate balance of incentivizing effective oversight and ensuring that directors are not so preoccupied with personal liability that they are unable to take business risks that the directors have determined, in their independent judgment, are in the best interests of the Company.

The Proposal is misleading. As the Company noted in its December 21, 2012 letter, the Proposal is excludable under rule 14a-8(i)(3) because it misleadingly suggests that the Company generally indemnifies directors for "illegal and criminal behaviors that violated their fiduciary duties," even though Delaware law does not generally permit the indemnification of directors for "illegal" or "criminal" conduct violating the directors' duty of loyalty; rather, directors may be indemnified in relation to a criminal proceeding only if they acted "in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation" and if they "had no reasonable cause to believe the person's conduct was unlawful." Thus, while Delaware law theoretically permits indemnification with respect to a criminal proceeding, it does so only in limited circumstances. Indeed, as an article co-authored by the chief judge of the Court of Chancery of the State of Delaware recently explained:

> [W]e believe that it would be mistaken for anyone to read section 145(a) [of the Delaware General Corporation Law] as suggesting a tolerance for intentional lawbreaking of any kind by directors or officers of Delaware corporations. Authoritative commentary on section 145(a) suggests that it had a very narrow purpose to address the possible unfairness that might arise if corporate officials acting in good faith to benefit the corporation unwittingly committed acts that were illegal.

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[4] Even if a proposal relates to a significant policy issue, it can be excluded pursuant to Rule 14a-8(i)(7) if it unduly seeks to micromanage ordinary business operations. *See Exchange Act Release No. 34-40018* (May 21, 1998) (citing the *Capital Cities/ABC, Inc.* no-action letter (avail. Apr. 4, 1991) for the proposition that even proposals that relate to a significant policy issue may nevertheless unduly intrude on the company's ordinary business operations and may be excluded under Rule 14a-8(i)(7)). Accordingly, even if the Proposal related to a significant social policy issue (which it does not), the policy does not automatically prohibit no-action relief under Rule 14a-8(i)(7).

Leo E. Strine, *et al.*, *Loyalty's Core Demand: The Defining Role of Good Faith in Corporation Law*, 98 GEO. L.J. 629, 652 n.67 (2010) (citation omitted). Rather than explain the very limited circumstances in which Delaware law permits indemnification with respect to a criminal proceeding, the Proponent has opted to make hyperbolic statements suggesting that the Company provides sprawling indemnification rights generally protecting directors against criminal conduct.

The Company continues to believe that the Proposal is excludable from its proxy materials for the reasons stated above and set forth in its December 21, 2012 submission. If you have any comments or questions concerning this matter, please contact me at (212) 793-7396.

Very truly yours,



Shelley J. Dropkin

Deputy Corporate Secretary and
General Counsel, Corporate Governance

cc: John C. Harrington
Sanford J. Lewis, Esquire

SANFORD J. LEWIS, ATTORNEY

January 22, 2013

Via email to
shareholderproposals@sec.gov

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal Requesting Board Review and Policy Changes on Board Member Indemnification Submitted to Citigroup, Inc. for 2013 Proxy Materials On Behalf of John C. Harrington

Ladies and Gentlemen:

John C. Harrington (the "Proponent") is the beneficial owner of common stock of Citigroup, Inc. (the "Company") and has submitted a shareholder proposal (the "Proposal") to the Company. We have been asked by the Proponent to respond to the letter dated December 21, 2012 ("Company Letter"), sent to the Securities and Exchange Commission Staff by the Company. In that letter, the Company contends that the Proposal may be excluded from the Company's 2013 proxy statement by virtue of Rule 14a-8(i)(7) ("ordinary business"), Rule 14a-8(i)(3), (vague and misleading) and Rule 14a-8(i)(8) (impugning the board's reputation).

I have reviewed the Proposal, as well as the letter sent by the Company, and based upon the foregoing, as well as the relevant rules, it is my opinion that the Proposal must be included in the Company's 2012 proxy materials and that it is not excludable by virtue of those Rules.

A copy of this letter is being e-mailed concurrently to Shelley J. Dropkin, Deputy Corporate Secretary and General Counsel, Citigroup Inc.

The following reply contains a two-page summary, followed by more detailed background information and analysis.

PO Box 231 Amherst, MA 01004-0231 • sanfordlewis@strategiccounsel.net
413 549-7333 ph. • 781 207-7895 fax

SUMMARY

The resolve clause of the proposal requests that the Board of Directors undertake a policy review to identify any appropriate prospective measures that can be taken to allow the company, as a practical matter, to deny indemnification of directors when appropriate for both the company and public policy. A set of factors to consider in the policy review is included. The full proposal is included with this letter as **EXHIBIT A**.

The Proponent had submitted a similar proposal to the Company for inclusion in the 2012 shareholder meeting, but the staff allowed exclusion based on the Company's assertion of its Delaware counsel that the proposal would violate Delaware law. *Citigroup, Inc.* (February 22, 2012). With the Proposal as revised, the Company has *dropped its Delaware law objection* that the proposal inappropriately impinged on the managerial discretion of the board of directors. Yet, in a seeming contradiction, it continues to assert that the proposal impinges on the ordinary business by overstepping the prerogatives of the board and management.

The Proposal is not excludable under the ordinary business rule, both because it addresses an appropriate corporate governance issue (addressing areas for needed board accountability to shareholders). The staff has previously found that bylaw amendments outright eliminating board indemnification was not a matter of ordinary business under Rule 14a-8(i)(7). *CAPTEC Net Lease Realty* (June 15, 2000). The Company's attempt to distinguish this precedent is based, in a dramatic overreach, by trying to hang its ordinary business argument on the supporting statement's reference to the proponent's intention for the proposal – to incentivize directors to exercise maximum fiduciary oversight and to avoid inappropriate indemnification. However, the language of the resolved clause does not turn on or require policy built around this language, so this distinction is not relevant.

Reading it carefully, one realizes that the remarkable assertion of the Company letter built around this language is that it is somehow not the business of shareholders to provide the board with greater incentives for effective oversight. Quite to the contrary, this seems to be a core mission for shareholders.

The position of Citigroup is that its Board of Directors should be the sole arbiter of the policies governing its own indemnification --that the board should only be accountable to *the board.*

Quite to the contrary of the company's assertions, it is of clear relevance and concern to shareholders, and indeed a core responsibility of shareholding institutions as fiduciaries, to be concerned about whether the board is vulnerable to, or even potentially engaging in, self-dealing, through the indemnification process.

Both as a matter of sound corporate governance, and as a significant social policy issue that transcends ordinary business, the current proposal is not excludable pursuant to Rule

14a-8(i)(7).

An article **appended as EXHIBIT B** to the proposal, *"Indemnification of Directors and Officers: A Different Side to the Problem of Corporate Corruption"* shows that the current legal and policy configuration is a slippery slope to universal indemnification, even where most of us might think it is inappropriate.[1] For instance, when a director or executive pleads no contest to a criminal charge, such a director might ***theoretically*** be denied indemnification under Delaware laws and those directors' contract packages. ***But the reality is that the contracts and current evidentiary burdens that govern indemnification decisions at most companies would make it highly unlikely that indemnification will ever be denied.*** The system constructed by Citigroup and other companies requires so much fact-finding from the board before they can deny indemnification, that they will typically give up, long before they will ever deny a colleague indemnification.

The proponent believes that it is worth encouraging the board to explore solutions to this dilemma, and for shareholders and the board to advance progress toward corporate governance of indemnification that has greater integrity and legitimacy. This is a natural area for shareholder intervention, to provide guidance to the board, for shareholders to ask the board to ensure that the corporate power of indemnification is exercised wisely and frugally.

The company also asserts that the Proposal is vague and misleading. To the contrary, the Proposal is very clear in asking the Board to review and develop policies and any appropriate implementing mechanisms to make denial of inappropriate indemnification of board members more practical.

The Company's assertion that the Proposal is misleading in asserting that criminality might be indemnified is also inaccurate, as the cited article, the plain language of the statute, and various laws, demonstrate that there are many plausible circumstances in which board member indemnification might occur, even in the wake of criminality.

Finally, the Company asserts that the proposal impugns the reputation of the board. The Proposal does nothing to impugn any board member's reputation, other than noting that the Company has been involved in an extensive array of regulatory actions, scandals and controversies such that more effective board oversight would be helpful. This hardly rises

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[1] The article cites four different cases that deal with liability and payment of litigation fees either under indemnification principles or contractual rights to "advancement". Of these, one deals with only director liability (Rite Aid case: former CFO Bergonzi was entitled to payment); the other three addressed director/officer/employee liability (Tyco case: individuals who were both directors and officers, Exec. VP and Chief Corp. Counsel, CEO and Chairman, Exec. VP and CFO); (Adelphia Comm. Corp. case: individuals who were both directors and officers of Adelphia and independent directors of spun off subsidiary). Indemnification of directors and officers is generally considered together in case law and statutory law, the Company attempts in error to undermine the relevance of the article to the Proposal.

to the level of the kind of "impugning" that has ever caused the staff to allow exclusion on this grounds before, and it would be inappropriate to do so in this instance.

BACKGROUND MATERIALS AND IN DEPTH ANALYSIS

BACKGROUND

EXHIBIT C contains background on the law of indemnification under Delaware law. Delaware law allows extensive indemnification of board members, and in some instances provides room for discretion by corporations as to whether or not to indemnify board members. However, most companies, including Citigroup have typically adopted policies to maximize board members' indemnification.

As noted in the article cited in the proposal "Indemnification of Directors and Officers: A Different Side to the Problem of Corporate Corruption", Wall Street Lawyer, June 1, 2004, experience has shown that as a practical matter it is very difficult for firms to ever deny indemnity to board members or officers even when it seems appropriate to do so. The article calls attention, in particular, to the fact that most allegations against board members are settled without an admission of guilt or even an admission of the factual circumstances that led to the allegation. As a result, even criminal allegations against board members can occur within a context in which denying indemnification is, in practice, near impossible.

The current policy of the Company is to maximize indemnification–to provide it regardless of whether it may be in the interest of the corporation to do so–subject only to the limitations provided in the Delaware Gen. laws. By contrast, if the board were to implement the proposal, it would need to review this indemnification policy and come up with a new policy that would make it more practical to deny indemnification.

THIS IS A FUNDAMENTAL GOVERNANCE PROPOSAL THAT DOES NOT IMPINGE ON ORDINARY BUSINESS

Since the Proposal has been revised by the Proponent from its prior incarnation in 2012, Proponent addressed the concern of the Company that resulted in exclusion last year, *Citigroup Inc.* (February 24, 2012). The revision to the proposal ensured that the board would maintain its managerial prerogatives under Delaware law. The prior proposal asked the board to develop bylaw amendments to "minimize" indemnification; the current proposal asks for a review by the board to provide practical solutions for denying indemnification where it is appropriate to the company and under public policy. Apparently as a result of the changes to the proposal, the company has not filed a Delaware law objection to the revised proposal.

The Company no longer asserts that the Proposal would violate Delaware law by denying the Board the discretion to manage the Company. The Proponent cannot quite understand how those Delaware law objections have fallen away, and yet the Company still attempts to assert its weakened claim that the resolution would impinge on the board and management's discretion to run the business.

As a sound governance proposal that addresses accountability of the board to the shareholders, this is not a matter of ordinary business.

The subject matter of the present Proposal represents and important arena for shareholder resolutions– providing direct feedback to the board on policy issues that, in the absence of accountability, can devolve into self-dealing. Without accountability to shareholders, the board could be free to indemnify itself from the corporate treasury with few practical limits. Thus, this proposal is solidly in line with Staff precedents finding nonexcludability on ordinary business grounds of proposals on separating the CEO and board chair, on proxy access to nominate board members, and for an annual say on pay.

The Proposal relates to significant social policy issues that transcend ordinary business.
A second reason this is not excludable under Rule 14a-8(i)(7) is that the proposal transcends ordinary business through its link significant policy issues with a nexus to the company.

Citigroup has been at the center of the financial crisis that has devastated our economy. The role and responsibilities of the board in the "errors, mistakes and business practices"[2] that brought the economy down has yet to be sorted out, but it is clear that increasing the accountability of the board - including considering changes to the degree to which Board members are personally accountable for wrongdoing and neglect - is one possible policy response worthy of consideration.

Examples of areas where better oversight by the board seems appropriate to the Proponent include subprime lending, executive pay, derivatives, and many other interlocking issues that could have benefited from heightened board oversight.

The struggle for accountability between shareholders and the board at Citigroup has been heightened recently with the dispute over executive compensation. Citigroup shareholders voted to reject the company's executive compensation plan during the 2012 AGM. The pay proposal received just 45 percent of votes cast. A shareholders' lawsuit filed against the board and CEO asserts that the CEO and directors breached their fiduciary duties by awarding more than $54 million of compensation in 2011 to executives. That pay included $15 million to CEO Vikram Pandit in a year when the bank's share price fell 44%.

Resolutions to alter board indemnification have been found in staff precedent to transcend excludable ordinary business.

2 Remarks of Citigroup CEO Vikram Pandit before Congressional Oversight Panel March 4, 2010. http://www.citigroup.com/citi/press/2010/100304a.htm

When it comes to eliminating indemnification, the present Proposal is significantly less restrictive of board discretion in the operation of the business than a prior proposal found nonexcludable by the staff in CAPTEC Net Lease Realty (June 15, 2000). That proposal requested among other things "that all clauses tending to indemnify officers, directors, or employees be eliminated from the by-laws."

The proposal in that case was found to be not excludable despite the company's assertions of ordinary business, inconsistency with state law, as well as vagueness. The complete resolved clause of the proposal stated:

> RESOLVED: The company's by-laws be amended to prohibit the direct or indirect use of the funds of the company or its affiliates to purchase or maintain insurance intended to secure the company's officers or directors or employees against liability for errors, omissions, breaches of fiduciary duty, and, in general, torts relating to their conduct of the company's business; and that all clauses tending to indemnify officers, directors, or employees be eliminated from the by-laws.

CAPTEC Net Lease Realty argued and, failed to persuade staff, that the decision to purchase liability insurance for the purpose of indemnifying officers is a matter committed to the discretion of the Board of Directors.

The Company attempts to distinguish CAPTEC by claiming that the proposal's mention of incentives for better oversight somehow stepped over the line of ordinary business in contrast to the CAPTEC case's more stringent withdrawal of all indemnification. The Company's argument seems built upon, first and foremost, their misrepresentation of the content of the proposal. Instead of taking the proposal on its plain language – a request for a review and development of appropriate policies - the Company begins by assuming the outcome of that review – adoption of bylaw changes, developing some kind of mechanism that would enhance oversight. However, the plain language of the proposal makes it clear that it is up to the board to conduct the review and develop whatever appropriate solutions are found to be needed to address the issues raised by the referenced article.

Insofar as the Company's Letter asserts that the Proposal mandates deletion of a bylaw and adoption of a particular policy "with appropriate incentives for oversight", such an assertion is a misrepresentation of the Proposal. In fact, the Proposal seeks a review of the options available regarding alternative indemnification policies. The Company has mischaracterized the requests of the Proposal, apparently because it could not otherwise find an effective basis for distinguishing *CAPTEC*.

THE PROPOSAL IS NEITHER VAGUE NOR MISLEADING.

The Company also asserts Rule 14a-8(i)(3) arguments that the Proposal is inaccurate or misleading. The Company says that "Contrary to the plain language of the Delaware statute, a stockholder reading the supporting statement would be left with the alarming misimpression that the company currently provides directors with expensive indemnification covering even "illegal" and "criminal" acts that involve breaches of the directors' fiduciary duties."

However, the plain language of the Delaware statute leaves openings for indemnification of directors, even in illegal or criminal acts that may have been breaches of the directors fiduciary duties. The current by-laws do in fact allow for indemnification of directors for criminal conduct. The by-laws apply Delaware law and 8 Del. C. § 145(a) provides:

> "Indemnification is permitted only if a director is successful in defending the underlying proceeding brought against him or her ***or*** if there has been a determination that the director acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation's best interest and, with respect to criminal proceedings, had no reasonable cause to believe his or her conduct was unlawful." (*emphasis added*).

This statute further states that:

> "termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that the person's conduct was unlawful." 8 Del. C. § 145(a).

In other words, the finder of fact, which could be the board of directors, need only find that their fellow director "acted in good faith" etc. and then, under the terms of the act, they can be indemnified. This would include both instances where a no contest plea is made, and even instances where a criminal conviction occurs, despite assertions by the board member that they were acting in good faith and without criminal intent.

Examples of criminal laws potentially applicable to corporations and their directors that have a reduced *mens rea* requirement are proliferating, further opening opportunities for indemnity of board members. Strider, UNDERSTANDING WHITE COLLAR CRIME § 1.06 (1st ed. 2001), describes "public welfare offenses" as examples of white collar crimes with no mens rea requirement, including restraint of trade under the Sherman Act, 15 U.S.C. § 1 (2006); monopolizing trade under the Sherman Act, § 2, and; adulteration or misbranding of any regulated product under the Food, Drug and Cosmetic Act, 21 U.S.C. § 352 (2006). In particular, under the FDCA, executives and managers of the companies that make regulated products can be convicted without having personally participated in the act being punished or having been an accessory to it.

For instance, in *United States v. International Minerals*, 402 U.S. 558 (1971), the defendant company argued that it was not aware of the regulation that required it to label the contents being shipped with specific names prescribed by regulations. *Id.* at 560. Categorizing the argument as an ignorance of the law defense, the Supreme Court rejected it and held that defendants must know only that they are shipping dangerous items. *Id.* at 564-5. See also John C. Coffee, Jr., "Does 'Unlawful' Mean 'Criminal'?: Reflections on the Disappearing Tort/Crime Distinction in American Law, 71 B. U. L. Rev. 193, 198-99, (March, 1991). [3]

Because the finder of fact in determinations of "good faith" etc. for indemnification involve a jury of a board member's director peers, rather than in a judicial forum, the potential for indemnification in criminal and other matters is in fact heightened.

It is also important to recognize that these indemnification determinations - good faith, best interests of the corporation, and lack of reasonable cause to believe behavior was unlawful- may be made by a board member's peers on the Board of Directors, rather than by the court or jury which may have found cause to convict, or before whom a no contest plea may have been entered. The statute describes how indemnification may occur in instances other than derivative suits:

> Any indemnification under subsections (a) . . . of this section (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the [director] is proper in the circumstances because the person has met the applicable standard of conduct set forth in subsections (a) . . . of this section. Such determination shall be made, with respect to a person who is a director or officer of the corporation at the time of such determination, (1) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (2) by a committee of such directors designated by majority vote of such directors, even though less than a quorum, or (3) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (4) by the stockholders. 8 Del. C. § 145(d).

The determination of whether the standard of conduct has been met is highly subjective because it is based on an assessment of what the director "reasonably believed". While the

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3 John C. Coffee, Jr., DOES "UNLAWFUL" MEAN "CRIMINAL"?: REFLECTIONS ON THE DISAPPEARING TORT/CRIME DISTINCTION IN AMERICAN LAW, 71 B. U. L. Rev. 193, 198-99, (March, 1991). "Three trends, in particular, stand out. First, the federal law of "white collar" crime now seems to be judge-made to an unprecedented degree, with courts deciding on a case-by-case, retrospective basis whether conduct falls within often vaguely defined legislative prohibitions. Second, a trend is evident toward the diminution of the mental element (or "mens rea") in crime, particularly in many regulatory offenses. Third, although the criminal law has long compromised its adherence to the "method" of the criminal law by also recognizing a special category of subcriminal offenses—often called "public welfare offenses" —in which strict liability could be combined with modest penalties, the last decade has witnessed the unraveling of this uneasy compromise, because the traditional public welfare offenses—now set forth in administrative regulations—have been upgraded to felony status.... The leading example of this trend is supplied by recently enacted 18 U.S.C. § 1346 (1988), which invites federal courts to consider any breach of a fiduciary duty or other confidential relationship as a violation of the mail and wire fraud statutes.... This new legislative enactment is, however, simply a continuation of a long-standing tradition of case-by-case judicial lawmaking under the mail and wire fraud statutes....

Company's by-laws, indeed, do not *generally* indemnify directors for illegal or criminal conduct, they do *allow for* this indemnification to the maximum extent possible. Therefore, the Proponent has accurately stated Delaware law and Citigroup's argument for excluding the Proposal on the basis of Rule 14a-8(i)(3) fails.

The Proponent is fully aware, and wrote the proposal in full respect of the sense that eliminating indemnification of directors in those circumstances where indemnity would be inappropriate requires careful analysis by the Company, its counsel and Board to find appropriate mechanisms for doing so that both respect existing contracts, and the exigencies of Delaware and federal law. Accordingly, the Proponent seeks for the board to conduct appropriate analysis and to devise such policies and mechanisms. The process of review will allow the Board the flexibility to develop an appropriate new policy or mechanisms that appropriately addresses the nuances of Delaware statutes, case law, existing Board contracts etc.

As the Company has noted, the law requires that the board retain the ability to act to indemnify board members in certain circumstances where it finds that it is in the interests of the Corporation and within its fiduciary capacity to indemnify. This legal requirement, which is an interpretation of the Delaware Gen. laws, certainly gives the board some flexibility in defining that policy and a range of circumstances for indemnification.

The Company further alleges vagueness of the Proposal by introducing a number of important issues related to indemnification policy, and then stating that vagueness results from the Proposal's failure to address these issues. The Company raises these issues by posing a series of questions, including, "Should the directors be denied indemnity only if the employees deliberately tried to hide their wrongdoing?" "Should the directors be denied indemnity only if the directors failed to implement an oversight process to detect wrongdoing?" and "Should the directors be denied indemnity only if the directors fail to implement an oversight process after becoming aware of some evidence of misconduct?"

The Proposal is not vague or misleading in failing to identify every detail of a new policy of indemnification, since the purpose of the proposal is for the Board to undertake a review and then develop an appropriate policy.

Each of these issues raised by the Company are appropriate issues for consideration in the review process sought by the proposal. The absence of details responding to these points in the Proposal does not make the Proposal itself so vague as to make it excludable.

The key test is whether shareholders voting in favor of this proposal would know what they are requesting. In this instance, they are asking the Board to undertake a review and to find and adopt appropriate mechanisms to make denial of indemnification practical when appropriate.

> The proposal is similar to CAPTEC Net Lease Realty (June 15, 2000), where that company also argued that the language in the proposal requesting that the company "eliminate all clauses tending to indemnify officers, directors or employees" failed to

provide specific enough direction on ***which clauses*** should be omitted. The staff found that such language was not impermissibly vague. Similarly, not answering *every* question posed as part of an effort to make denial of indemnification work as a practical matter does not render the proposed review vague.

THE PROPOSAL DOES NOT IMPUGN THE BOARD MEMBERS.

The Proposal is not excludable under Rule 14a-8(i)(8) as it does not impugn the Company's board members. Although it does suggest that greater oversight and accountability of the board is appropriate, it does not campaign against board members or call for their ouster. Although the proposal seeks greater accountability for board members at a company that has been entrenched in serious controversy as a result of the financial crisis and its role therein, the present Proposal is unlike the proposals found to be excludable due to assertions regarding the competence, business judgment and character of specific directors. For instance, in the excludable proposals in ES Bancshares, Inc. (February 2, 2011), Rite Aid (April 1, 2011), General Electric (January 29, 2009) and Marriott International, Inc. (March 12, 2010) the proposals advanced assertions of specific negligent actions or conflicts of particular ***named*** directors. In contrast, the present Proposal generally describes issues and concerns of oversight and management that would be apparent to any observer reading news of the recent events affecting and involving the Company, and for which it is appropriate for a concerned shareholder to raise in the course of advocacy for appropriate accountability mechanisms.

Even naming directors does not necessarily rise to excludability under Rule 14a-8(i)(8). If the assertions are principally factual or in support of the arguments for the issue at hand, e.g. separation of Board Chair and Executive position in Excel Energy (March 12, 2007), a proposal naming directors may not be excluded.

In the present matter, the question of maximized indemnification of Board members is an appropriate topic and merits advocacy based on the Board's role in oversight heading off recent crises.

CONCLUSION

As demonstrated above, the Proposal is not excludable under the asserted rules. Therefore, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no-action request. In the event that the Staff should decide to concur with the Company, we respectfully request an opportunity to confer with the Staff.

Please call Sanford Lewis at (413) 549-7333 with respect to any questions in connection with this matter, or if the Staff wishes any further information.

Sincerely,



Sanford Lewis
Attorney at Law

cc: Shelley J. Dropkin, Citigroup Inc.
John C. Harrington

EXHIBIT A
THE PROPOSAL

Resolved: Shareholders request that the Board of Directors undertake a review and institute any appropriate policy changes, such as amending the bylaws or other actions needed, to make it more practical to deny indemnification of directors when appropriate from the standpoint of the company and public policy. The review should take full account of the relationship between insurance coverage and indemnification, corporate litigation strategy, retaining appropriate board discretion and the ability of the company to attract new board members. Such policies and amendments should be made effective prospectively only, so that they apply to claims, actions, suits or proceedings for which the underlying activities occur and the claims are asserted subsequent to both the enactment of the policy changes and the renewal of a director's board membership.

Supporting Statement:
The current bylaws provide for indemnification of directors "to the fullest extent permissible under the General Corporation Law of the State of Delaware." As a practical matter, maximizing such indemnity eliminates personal exposure of directors, potentially even for some improper, illegal or criminal behaviors that violated their fiduciary duties. The proponent's intention is to incentivize directors to exercise maximum fiduciary oversight and to avoid inappropriate indemnification.

"Indemnification of Directors and Officers: A Different Side to the Problem of Corporate Corruption," published in Wall Street Lawyer, June 1, 2004 and reprinted on the Internet by the law firm of Andrews Kurth, LLP, notes that "Corporations and insurance carriers are finding out that their indemnification obligations are not easily avoided...Despite the arguments favoring insurers and corporations, the courts have looked to the documents governing their obligations and generally have found the insurance policies, bylaws, and indemnification agreements to be too broad, too vague, or too restrictive to relieve the indemnitors."

The article noted that indemnification agreements maximize indemnification even in some circumstances where an individual may not be considered deserving of such indemnification. Some of the defects in current indemnity arrangements include failing to include provisions that provide practical means for denying indemnification in the context where an individual enters a settlement and does not admit to wrongdoing. Under most bylaws and agreements, a company has little choice but to provide indemnification in that setting. The SEC has entered some settlements that prevent settling defendants from seeking indemnification, but the SEC's reach does not include many instances in which Citigroup directors may receive indemnification. The SEC has, in some instances, concluded that corporations providing indemnification to directors and officers may be acting contrary to public policy, and has assessed fines against at least one company for doing so.

The list of Citigroup's regulatory actions, scandals and controversies over the past decade is too lengthy to enumerate within the word limitation of this resolution. We urge fellow investors to support this proposal, to encourage our company to develop practical reforms and refinements to its indemnification policies, so that our directors have appropriate incentives for effective oversight, and are not being subsidized by the shareholders in circumstances that defy common sense.

PO Box 231 Amherst, MA 01004-0231 • sanfordlewis@strategiccounsel.net
413 549-7333 ph. • 781 207-7895 fax

EXHIBIT B

ARTICLE REFERENCED IN PROPOSAL

EXHIBITC

BACKGROUND: DELAWARE LAW INCLUDES DISCRETIONARY AND MANDATORY CATEGORIES OF BOARD MEMBER INDEMNIFICATION

Delaware law empowers corporations to engage in indemnification of board members and employees in certain circumstances. There are few circumstances in which indemnification is mandatory under Delaware law, and an array of discretionary circumstances which are circumscribed by criteria prohibiting indemnification if certain behavior and knowledge standards are violated.

Within the range of *discretionary* indemnification circumstances, where the corporation is authorized but not required to indemnify board members, it is possible for a corporation to establish a policy to provide more or less indemnification of its board members and employees. The current practice of many companies, including Citigroup, is to ***maximize*** indemnification to the full extent permitted by Delaware law. But this is not an inevitable outcome; it represents current practice, and the present proposal suggests another practice, namely to minimize indemnification so as to only provide indemnification where it is legally necessary. Criteria for legal necessity would include any criteria identified by corporate counsel as required under Delaware law.

The following excerpt from the Delaware Journal of Corporate Law, INDEMNIFICATION IN DELAWARE: BALANCING POLICY GOALS AND LIABILITIES Karl E. Stauss, 29 Del J. Corp. L. 143, provides a good overview of the law of indemnification in Delaware.

> In 1986 the Delaware legislature provided a means for corporations to limit the substantive exposure of their directors to liability[4] and strengthened a corporation's ability to indemnify its officers and directors for litigation expenses and, in some instances, judgments.[5] "Section 145 remains the primary means of protecting directors against personal exposure to liability because of their service to the corporation."[6]
> Section 145 is both permissive and mandatory in its application to corporations. The statute empowers corporations to indemnify their present or former officers, directors, employees, and agents, as well as persons serving in such capacities in other entities at the request of the corporation.[7]Under certain circumstances, the statute mandates indemnification. [FN87][8]
>
> Subsections (a) and (b) define the extent of indemnification and the scope of its availability. [FN88] [9]Subsection (b) is applicable to indemnification claims arising out of actions brought by the corporation itself, by its receivers, trustees, or custodians, or by stockholders

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4 See Del. Code Ann. tit. 8, ß 102(b)(7) (2002) and related discussion herein.

5 See Del. Code Ann. tit. 8, ß 145 (2002) and related discussion herein.

6 David A. Drexler et al., **Delaware** Corporation **Law** and Practice ß 6.02[7] (2002) at 16-2.

7 [FN86]. Id. at 16-3.

8 [FN87]. Del. Code Ann. tit. 8, ß 145(c) (2002) mandates indemnification for present or former directors or officers who are successful on the merits or otherwise in defense of the matter giving rise to indemnification.

9 [FN88]. Drexler et al., supra note 48, ß 16.01, at 16-2.

"Indemnification of Directors and Officers: A Different Side to the Problem of Corporate Corruption"

Alexander M. Szeto & J. David Washburn
Wall Street Lawyer
June 1, 2004

In order to attract and retain highly qualified individuals to serve as directors and officers, corporations must ensure that directors and officers can defend themselves if sued, and, if successful, can recover the costs of that defense. Indemnification of executives is a standard practice for both public and private corporations. But after the recent epidemic of scandals, corporations have often been forced to choose between remaining faithful to their indemnification obligations or challenging the demands of executives who appear to be undeserving.

Corporations have often been forced to choose between remaining faithful to their indemnification obligations or challenging the demands of executives who appear to be undeserving.

Because corporations typically provide broad indemnification rights, many former executives facing serious allegations of wrongdoing are demanding to have their former corporations pay their legal fees. These demands are causing corporations and their D&O insurance carriers to test the strength of their indemnification obligations in court. So far, the courts have been reluctant to set aside these obligations, leaving corporations and their insurers with substantial bills.

According to some reports, the average cost of defending a shareholder's lawsuit is over $2 million. Tyco International went to court to force its insurance carrier to pay the defense costs of its former CEO, whose legal bills are estimated to be over $15 million. Adelphia Communications did the same with its insurance carrier to provide co-founder John Rigas and several former officers $300,000 each toward their civil defense fees. If insurance does not pay, the corporation must cover the executive's legal bills. When you consider that insurance costs millions of dollars each year, and the fact that some of these former executives have already (in some cases, allegedly) looted millions of dollars from the company, an executive's misdeeds can be quite expensive.

Along with legal expenses, many corporations are either directly reimbursing or seeking insurance coverage for settlements. For example, Xerox Corporation announced that it would indemnify several former executives that reached a $22 million settlement with the SEC regarding allegations that they fraudulently overstated the company's financial position. Similarly, Qwest Communications announced its intention to have insurance pay a $25 million settlement reached in several shareholder lawsuits against its directors and officers. Under typical indemnification provisions, executives who settle their cases without admitting guilt or accepting responsibility for their actions remain eligible for, and in certain cases are entitled to, reimbursement from the corporation for legal fees. In most cases, settling executives also can be indemnified for amounts they agree to pay as part of the settlement.

While corporations and insurance carriers battle in court over their obligations, and former executives continue to ring up million dollar legal bills and structure settlements in ways that preserve their right to indemnification or insurance, the SEC is using its administrative enforcement powers to ensure that individual defendants remain primarily responsible for their misdeeds. Use of its administrative powers to advance public policy is hardly a new concept for the SEC. Consider, for example, the SEC's innovative strategies in its proceedings against WorldCom and in reaching the landmark settlement with several Wall Street investment firms. But the SEC's current strategy is groundbreaking in using settlements to make it difficult, if not impossible, for defendants to obtain indemnification.

No Help From the Courts

Corporations and insurance carriers are finding out that their indemnification obligations are not easily avoided. Insurance carriers, in particular, are pursuing several avenues in an attempt to avoid paying out on claims made by corporate executives. Despite the arguments favoring insurers and corporations, the courts have looked to the documents governing their obligations and generally have found the insurance policies, bylaws, and indemnification agreements to be too broad, too vague, or too restrictive to relieve the indemnitors.

[T]he SEC is using its administrative enforcement powers to ensure that individual defendants remain primarily responsible for their misdeeds.

Tyco's D&O insurance carrier, Federal Insurance Co., is among the most recent to discover that the courts are unable to protect them from their obligations. Tyco's former CEO Dennis Kozlowski became the target of over thirty lawsuits after he was accused of stealing over $600 million from the company. Kozlowski demanded that Federal provide him with a defense or pay his legal bills.

Upon receiving notification from Kozlowski of his impending claim for coverage, Federal unilaterally rescinded the policy, claiming the policy was void because Kozlowski lied about the financial condition of the company and made misrepresentations on the insurance application. Tyco responded by suing to enforce Federal's duty to defend. The Supreme Court in Manhattan sided with Tyco, holding that "until Federal's rescission claims are litigated in its favor and the Policies are declared void ab initio, they remain in effect and bind the parties."[1] The court offered Federal little remedy, stating that "if Federal ultimately prevails in this action and the Policies are declared to be void ab initio, Federal may be able to recover its costs for the defense it has provided Kozlowski."[2] Federal admitted that it was unlikely to recover the monies given to Kozlowski should he be found liable for his actions.

Corporations and insurance carriers are finding out that their indemnification obligations are not easily avoided.

Federal also argued that even if the policy was valid, the policy excluded Kozlowski's claims. Specifically, Tyco's policy with Federal contained an exclusion for acts from which Kozlowski personally profited. Despite that, the court held that Federal had a duty to defend: as long as Kozlowski's claim for coverage contained acts that might be covered under the policy, Federal must continue to pay defense costs for all the acts for which coverage was sought. Because the policy covered "Wrongful Acts" (a phrase that includes any "misstatement, misleading statement, act, omission, neglect, or breach of duty" by Kozlowski in his capacity as an officer), the court held that Kozlowski's claim contained at least some covered acts.

Similar facts involving Adelphia Communications and its D&O insurer, Associated Electric & Gas Insurance Services, Ltd. ("AEGIS"), produced similar results. AEGIS attempted to unilaterally rescind Adelphia's policy and then sued to have it declared void when Adelphia cofounder, John Rigas, his sons, and several former officers demanded advancement of fees to defend themselves against charges of fraud and conspiracy. Adelphia's policy continues to be the subject of several lawsuits, including actions in the Bankruptcy Court in Manhattan.[3] Ultimately, the Federal District Court in Philadelphia determined that AEGIS was obligated to advance legal fees to the Adelphia defendants until a court found the policy to be void.[4] This decision was particularly troublesome for AEGIS because a stay imposed by the Bankruptcy Court in a separate action prevented any court from determining the validity of the rescission.

[Courts] seem unwilling to provide any kind of "safety net" in the event the executives are unable to satisfy [their repayment] obligations.

The district court also held that, although there were exclusions in the policy, AEGIS lacked the discretion to determine their applicability. AEGIS asserted that the policy excluded coverage under what the court defined as the "Prior Knowledge Exclusion." Under this exclusion, coverage is not given when an executive has knowledge of a fact or circumstance that is likely to give rise to a claim and the executive fails to disclose or misrepresents such a fact or circumstance. The court held that the Prior Knowledge Exclusion did not contain language that empowered AEGIS to determine its applicability, concluding that it was unfair "to give an insurer the ability to escape its duty to advance payment merely because it asserts the Prior Knowledge Exclusion, without any judicial determination."[5] Again, the court found that the Bankruptcy Court's stay prevented it from making any kind of applicability determination.

For Rite Aid Corporation, even admission of guilt by its former CFO Frank Bergonzi would not persuade a court to allow Rite Aid to escape its indemnification obligations. Bergonzi pleaded guilty and admitted to conspiracy and fraud, prompting Rite Aid to declare him ineligible for indemnification. The Delaware Chancery Court, however, held that under Rite Aid's bylaws, the company was required to advance the costs of Bergonzi's legal defense until it was "ultimately determined" that he was ineligible for indemnification.[6] The court held that, although the guilt portion of Bergonzi's criminal trial had concluded, entry of a guilty plea prior to sentencing was not a final disposition of the proceedings. Bergonzi had also executed a separate agreement with Rite Aid that required him to repay any advanced funds if it was ultimately determined that he was not eligible for indemnification—a fact the court considered in deciding that Rite Aid must advance Bergonzi's legal defense costs until a court determined his eligibility for indemnification.

Rite Aid used particularly broad wording in its various indemnification provisions.[7] Because the court in Bergonzi's criminal trial did not make any determination of eligibility (due to the plea) and Rite Aid's bylaws prevented the Chancery Court from making any such determination (because the proceedings were not yet complete), the court had no choice but to enforce the indemnification obligation. The court inferred that it might have reached a different result if the governing provisions of Rite Aid's bylaws and indemnification agreement had been drafted differently.

Although the courts acknowledge that executives bear a repayment obligation if the corporations or insurers prevail in their actions, they seem unwilling to provide any kind of "safety net" in the event the executives are unable to satisfy those obligations. In reality, these decisions will require corporations and insurers to pay millions of dollars in legal bills with little or no hope for repayment.

Settling a Problem

Settlements are another key area where indemnification is quickly becoming the subject of conflict. The SEC and other parties accusing executives of misconduct agree to settlements with the understanding that the defendant will pay an amount that resembles the penalty or damages that might have been imposed had the defendant lost at trial. In exchange, the executives admit no guilt or responsibility for their actions because most indemnification agreements allow reimbursement as long as guilt or liability is not found. Most defendants can obtain indemnification from their corporations and escape full financial responsibility for settlements.

Xerox Corporation used this reasoning when it announced it would indemnify several of its former executives in a settlement reached with the SEC. Xerox not only agreed to pay the executives' legal expenses, but also approximately $19 million of the $22 million settlement. None of the settling executives admitted to any wrongdoing. "Since these individuals were not found guilty of any wrongdoing, under the bylaws of the company, Xerox is required to indemnify them for legal fees and disgorgement," stated a Xerox spokesperson.[8]

Most defendants can obtain indemnification from their corporations and escape full financial responsibility for settlements.

Xerox's decision drew swift reaction from the SEC. In a speech following Xerox's announcement, SEC Chairman William H. Donaldson reprimanded companies that "under permissive state laws, indemnify their officers and directors against disgorgement and penalties ordered in law enforcement actions, including those brought by the Commission."[9] Chairman Donaldson also noted that such actions were, in his opinion, poor public policy and that this was an area where reform might be considered.

Xerox's announcement closely followed a similar decision made by several Wall Street investment firms that also settled with the SEC. The SEC, NASD, New York Stock Exchange, and New York Attorney General's Office joined together for a massive investigation into ten prominent Wall Street securities firms for serious conflicts of interest between their research and investment divisions. The Wall Street firms eventually entered into a "Global Settlement" costing them approximately $1.4 billion. However, soon after the SEC announced the settlement, four of the settling firms indicated their intention to have insurance pay for part of the settlement.

Corporations also indemnify their executives in settlements reached in civil lawsuits. In February, Qwest Communications settled one of the many shareholder suits against it. (Qwest is the subject of numerous lawsuits, including one by the SEC, regarding overstatement of its financial position by billions of dollars.) Owest settled the suit for $25 million—all of which will be paid by D&O insurance. Qwest reported it had an insurance reserve of several hundred million dollars that will be used to cover the costs of settlements reached in suits involving the overstatement. The company estimates that the reserved insurance fund should cover all but $100 million of the costs of settling all the claims against it. While that is no small amount—even for Qwest—it allows the company to let its directors and officers avoid having to dig too deeply in their own pockets.

The SEC's New Initiative

The SEC relies heavily on settlements because it tends to bring more enforcement actions than it can handle. However, the SEC no longer wants to see executives receiving insurance coverage for settlement amounts. The SEC is now using settlements to advance reform in the area of indemnification—something that may result in an increased number of cases being tried. Thus, instead of widely publicizing a campaign to change the nature of settlements, the SEC is quietly reforming its settlement agreements to include provisions that make it difficult, if not impossible, for directors and officers to escape liability for their actions.

The SEC is now using settlements to advance reform in the area of indemnification.

The SEC's new initiative includes reaching agreements with defendants prohibiting them from seeking indemnification for civil fines. Specifically, settling defendants agree not to take tax deductions for penalties imposed against them, not to seek reimbursement under a D&O or other insurance policy, and not to seek indemnification from anyone—including the defendant's corporation. The SEC obtained such provisions in settlement agreements with former Citigroup analyst Jack Grubman and with former Merrill Lynch analyst Henry Blodget.[10] The SEC continues to include language in its settlement agreements that expands the scope of the prohibition to prevent defendants from seeking indemnification for any civil fines, even those handed down outside the SEC's enforcement actions.

The SEC's reforms also change the historical practice of not admitting guilt in the settlement. Specifically, the SEC will "construe the 'neither admit nor deny' language as precluding a person who has consented to an injunction in a Commission enforcement action from denying the factual allegations of the injunctive complaint in a follow-on proceeding."[11] This is, at least in part, to deter defendants from committing further transgressions that may subject them to future SEC enforcement actions. However, this policy may have the additional effect of preventing an executive from obtaining indemnification since the Commission also will not accept a settlement in which the defendant denies the allegations. Under the circumstances, executives may be ineligible to receive indemnification under their corporation's indemnity provisions or insurer's policy. A settlement with the SEC also may affect the outcome of lawsuits in other courts in which the executive is involved. Should the settlement contribute to a finding of guilt, the executive may likewise be unable to procure indemnification or insurance.

The SEC understands that its new settlement policies may create more litigation. Commissioner Harvey Goldschmid publicly acknowledged that the SEC "may have to take meaningfully more cases to trial because we're asking for more than we've ever asked before."[12] Defense attorneys agree that the result will be more cases being tried than settled. Increased litigation is not a viable option for the SEC since the agency brings more enforcement actions than it has the resources to try, but the new settlement policy may make it more difficult to reach settlements if defendants resist the new provisions.

As a solution, the SEC may be looking to the same cooperative effort that produced the Global Settlement. Last September, Chairman Donaldson publicly announced a joint effort between the SEC and the North American Securities Administrators Association ("NASAA") to study how best to effect the concept of a single national market in collective and individual enforcement activities.[13] While the SEC did not explicitly mention the new settlement policy as the reason for seeking a global settlement framework, the SEC recognizes that it cannot achieve ideal results in its enforcement actions, including optimal settlement, without a cooperative effort among state and federal authorities.

The Consequences of Noncompliance

Those entering into settlements with the SEC are now being warned that failure to cooperate will result in severe consequences. Lucent Technologies recently entered into a settlement with the SEC after an investigation into possible improper recognition of over $1 billion in revenue. Lucent originally agreed in principle with the SEC on terms of a settlement that did not include any fines. However, when Lucent agreed to indemnify several former employees involved in the accounting misconduct, the SEC added a $25 million fine—the largest ever imposed by the SEC. In the SEC's view, Lucent's decision to indemnify the employees was directly contrary to public policy.[14]

Lucent's case indicates that the SEC is no longer quietly bringing about reform to its settlement process. The SEC hopes to make an example out of Lucent and send a clear message to those considering indemnifying employees who settle with the SEC. A significant fine may be the language that defendants can truly comprehend.

Conclusion

Change in indemnification of corporate executives seems inevitable, though it is not clear what will inspire that change. Corporations may want to draft narrower indemnity provisions in their charters, bylaws, and indemnification agreements, but will struggle with the desire to guarantee their directors and officers broad protection. Insurance carriers may increase premiums and deductibles, add more exclusions, and give themselves the necessary discretion to determine eligibility, but must consider whether doing so will drive away customers. The SEC will continue to develop its enforcement system, but must risk exhausting its resources should it result in an abundance of litigation. Ideally, the effect of any of these decisions will be to deter individuals from any engaging in (or perhaps just failing to report) misconduct for fear that they will be stuck paying their own legal bills in addition to facing whatever punishment comes their way.

[1] Fed. Ins. Co. v. Tyco Int'l Ltd., Index No. 600507/03 (N.Y. Sup. Ct. March 5, 2004).

[2] *Id.*

[3] *See* In re Adelphia Communications Corp., 285 B.R. 580 (Bankr. S.D.N.Y. 2002).

[4] Assoc. Elec. & Gas Ins. Serv. Ltd., et al. v. John J. Rigas, et al., 2004 U.S. Dist LEXIS 4498 (E.D. Pa. March 17, 2004).

[5] *Id.* at *39.

[6] Bergonzi v. Rite Aid Corp., 2003 Del. Ch. LEXIS 117 (Del. Ch. October 20, 2003).

[7] Article Tenth of Rite Aid's Bylaws states that, "It shall be a defense to any such action (*other than an action brought to enforce a claim for expenses incurred in defending any proceeding in advance of its final disposition where the required undertaking, if any is required, has been tendered to the corporation*) that the [officer or director] has not met the standards of conduct which make it permissible under the General Corporation Law for the corporation to indemnify the [officer or director] for the amount claimed. . . ." (Emphasis added.)

[8] *Quoted* in Floyd Norris, "6 from Xerox to pay S.E.C. $22 Million," New York Times, June 6, 2003, Late Edition—Final, Section C, Page 1, Column 5.

[9] Remarks Before the New York Financial Writers Association (June 5, 2003), *available at*.

[10] Consent of Defendant Jack Benjamin Grubman, ¶6 (Apr. 2003), *available at*; Consent of Defendant Henry McKelvey Blodget, ¶5 (Apr. 2003), *available at*.

[11] In re Marshall E. Melton and Asset Management & Research, Inc., SEC Release No. 34-48228 (July 25, 2003), *available at*.

[12] Quoted in Deborah Solomon, "Applying Stiffer Penalties In Coming Cases Is Seen As Having Deterrent Value," The Wall Street Journal, June 16, 2003.

[13] Speech by SEC Chairman to NASAA Annual Conference (Sept. 14, 2003), *available at* .

[14] See "Lucent Settles SEC Enforcement Action Charging the Company with $1.1 Billion Accounting Fraud" (May 17, 2004), *available at* .

derivatively on its behalf.[10] Subsection (a) is applicable to indemnification claims arising out of other actions, suits, and proceedings, whether civil, criminal, administrative, or investigative.[11] "The ability of directors to claim indemnity may be significantly affected by the form of the action."[12]

The permissive nature of Section 145 means that corporations do not have to include any type of indemnification to anyone, except as described in subsection (c). Yet, "virtually every public corporation has implemented [some form of indemnification] in order to provide assurances to its officers and directors that they will have the absolute right to claim indemnification from the corporation when entitled to it."[13]

Indemnification clauses are typically inserted into corporate bylaws, corporate charters, individual employment contracts, and insurance agreements. Indemnification clauses vary in scope and coverage, sometimes providing different coverage for officers and directors than for employees and agents a combination of protections may be utilized. The benefits of a mandatory indemnification provision include (1) avoiding self-interest that may result in an after-the-fact, ad hoc approach, and (2) avoiding the problem of having an unfriendly board make decisions, either due to a change of control or due to personal differences. [FN94]. [14] Interpretations, Policy Goals, and Eligible People Indemnification is contractual in nature and therefore involves many aspects of contract law, [FN95] [15] particularly interpretation of contract language. [FN96] [16]

***

3. Eligible Expenses. As mentioned, the ability of directors to claim indemnity may be significantly affected by the nature of the action. For example, Section 145(b) provides that the corporation may indemnify only for "expenses (including attorneys' fees) actually and reasonably incurred . . . in connection with the defense or settlement . . . if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation." [17] Section 145(b), however, prohibits indemnification "made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation," unless the court determines that such person is fairly and reasonably entitled to indemnification. [18] "The corporation may not indemnify under Section 145(b) for any amounts paid to it by way of satisfaction of a judgment or in settlement."[19]
Under Section 145(a) [for suits other than shareholder derivative actions] the statute provides that the corporation may indemnify for:

---

10 [FN89]. Id. at 16-3.
11 [FN90]. Id.
12 [FN91]. Id.
13 [FN92] Gordon, Supra note 38, at 16-3.
14 FN92] Gordon, Supra note 38, at 16-3.
15 [FN95]. See Stifel Fin. Corp. v. Cochran, 809 A.2d 555, 559 (Del. 2002) (stating that "because indemnification is a right conferred by contract, under statutory auspice, actions seeking indemnification are subject to the three year limitations period").
16 [FN96]. Hibbert v. Hollywood Park, Inc., 457 A.2d 339, 342-43 (Del. 1983) (stating that "analysis starts with the principle that the rules which are used to interpret statutes, contracts, and other written instruments are applicable when construing corporate charters and bylaws").
17 Del. Code Ann. tit. 8, ß 145(b) (2002).
18 Del. Code Ann. tit. 8, ß 145(b) (2002).
19 Gordon, Supra note 38, at 16-3

expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person's conduct was unlawful.[20]

***

5. Mandatory Indemnification Section 145(c) provides mandatory indemnification for former directors or officers[21] who are successful on the merits or otherwise in a defensive action under subsections (a) and (b). [22] The "or otherwise" language permits the use of technical defenses, such as a statute of limitations, without losing the right to indemnification. **In seeking indemnification for the successful defense of a criminal action under Section 145(c), a person is not required to show that he committed no actual wrong[23] or even that he acted in "good faith."[24] Therefore, it is plausible that an officer or director may be indemnified for a successful defense in a criminal action and subsequently be held liable for a breach of loyalty or bad faith in a civil action. This will result in the payment of legal fees in the criminal action for a disloyal officer or director.**
Dismissed counts or any result other than a conviction in criminal actions are considered a success for mandatory indemnification purposes.[25] Claimants are also entitled to partial indemnification if successful on a count of an indictment, which is an independent criminal charge, even if unsuccessful on another, related count. [26]

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20 Del. Code Ann. tit. 8, ß 145(a) (2002).

21 Until amendment in 1997, the right to mandatory indemnification extended to non- officer employees and agents. Now, indemnification of such persons is discretionary and may be dealt with on a non-board level. Id. ß 16.02[3][c] n.15.

22 See Section 145(c) which states that: [t]o the extent that a present or former director or officer of a corporation has been successful
on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of this section, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection therewith.
Del. Code Ann. tit. 8, ß 145(c) (2002).

23 Gordon et al., note 38, at 16-3. at 6-10 (citing Green v. Westcap Corp. of Del., 492 A.2d 260 (Del. Super. Ct. 1985)). "The court found that a prospective indemnitee could recover for expenses incurred in the successful defense of a criminal action, even though a civil action based on the same activities brought by the corporation against him remained pending." Id. at 16.02[3][c] n.17.

24 Id. ß 6.02[3][c], at 16-10 (citing Cochran v. Stifel Fin. Corp., No. 17,350, 2000 Del. Ch. LEXIS 179, at *35-*36 (Del. Ch. Dec. 13, 2000), reprinted in 27 Del. J. Corp. L. 639, 655 (2002)).

25 Merritt-Chapman & Scott Corp. v. Wolfson, 321 A.2d 138, 141 (Del. Super. Ct. 1974).

26 Id.

Shelley J. Dropkin
Managing Director
Deputy Corporate Secretary
and General Counsel,
Corporate Governance

Citigroup Inc.
601 Lexington Avenue
19th Floor
New York, NY 10022

T 212 793 7396
F 212 793 7600
dropkins@citi.com



December 21, 2012

BY E-MAIL: shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: Stockholder Proposal to Citigroup Inc. from John C. Harrington

Dear Sir or Madam:

Pursuant to Rule 14a-8(j) of the rules and regulations promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), attached hereto for filing is a copy of the stockholder proposal and supporting statement (together, the "Proposal") submitted by John C. Harrington (the "Proponent") for inclusion in the proxy statement and form of proxy (together, the "2013 Proxy Materials") to be furnished to stockholders by Citigroup Inc. (the "Company") in connection with its 2013 annual meeting of stockholders. The Proponent's address and telephone number are listed below.

Also attached for filing is a copy of a statement of explanation outlining the reasons the Company believes that it may exclude the Proposal from its 2013 Proxy Materials pursuant to: Rule 14a-8(i)(7); Rule 14a-8(i)(3); and Rule 14a-8(i)(8).

By copy of this letter and the attached material, the Company is notifying the Proponent of its intention to exclude the Proposal from its 2013 Proxy Materials.

The Company is filing this letter with the U.S. Securities and Exchange Commission (the "Commission") not less than 80 days before it intends to file its 2013 Proxy Materials.

The Company respectfully requests that the Staff of the Division of Corporation Finance (the "Staff") of the Commission confirm that it will not recommend any enforcement action to the Commission if the Company excludes the Proposal from its 2013 Proxy Materials.

If you have any comments or questions concerning this matter, please contact me at (212) 793-7396.

Very truly yours,



Shelley J. Dropkin
Deputy Corporate Secretary and
General Counsel, Corporate Governance

cc: John C. Harrington
1001 2nd Street, Suite 325
Napa, CA 94559
707-252-6166 (t)
707-257-7923 (f)

ENCLOSURE 1

THE PROPOSAL AND RELATED CORRESPONDENCE (IF ANY)


HARRINGTON
INVESTMENTS, INC.

November 2, 2012

Corporate Secretary
Citigroup
399 Park Avenue
New York, NY 10043

RE: Shareholder Proposal

Dear Corporate Secretary,

As a beneficial owner of Citigroup company stock, I am submitting the enclosed shareholder resolution for inclusion in the 2013 proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 (the "Act"). I am the beneficial owner, as defined in Rule 13d-3 of the Act, of at least $2,000 in market value of Citigroup common stock. I have held these securities for more than one year as of the filing date and will continue to hold at least the requisite number of shares for a resolution through the shareholder's meeting. I have enclosed a copy of Proof of Ownership from Charles Schwab & Company. I or a representative will attend the shareholder's meeting to move the resolution as required.

Sincerely,



John C. Harrington
President



encl.

1001 2ND STREET, SUITE 325 NAPA, CALIFORNIA 94559 707-252-6166 800-788-0154 FAX 707-257-7923
104 W ANAPAMU STREET, SUITE H SANTA BARBARA, CALIFORNIA 93101
WWW.HARRINGTONINVESTMENTS.COM



Resolved: Shareholders request that the Board of Directors undertake a review and institute any appropriate policy changes, such as amending the bylaws or other actions needed, to make it more practical to deny indemnification of directors when appropriate from the standpoint of the company and public policy. The review should take full account of the relationship between insurance coverage and indemnification, corporate litigation strategy, retaining appropriate board discretion and the ability of the company to attract new board members. Such policies and amendments should be made effective prospectively only, so that they apply to claims, actions, suits or proceedings for which the underlying activities occur and the claims are asserted subsequent to both the enactment of the policy changes and the renewal of a director's board membership.

Supporting Statement:
The current bylaws provide for indemnification of directors "to the fullest extent permissible under the General Corporation Law of the State of Delaware." As a practical matter, maximizing such indemnity eliminates personal exposure of directors, potentially even for some improper, illegal or criminal behaviors that violated their fiduciary duties. The proponent's intention is to incentivize directors to exercise maximum fiduciary oversight and to avoid inappropriate indemnification.

"Indemnification of Directors and Officers: A Different Side to the Problem of Corporate Corruption," published in Wall Street Lawyer, June 1, 2004 and reprinted on the Internet by the law firm of Andrews Kurth, LLP, notes that "Corporations and insurance carriers are finding out that their indemnification obligations are not easily avoided...Despite the arguments favoring insurers and corporations, the courts have looked to the documents governing their obligations and generally have found the insurance policies, bylaws, and indemnification agreements to be too broad, too vague, or too restrictive to relieve the indemnitors."

The article noted that indemnification agreements maximize indemnification even in some circumstances where an individual may not be considered deserving of such indemnification. Some of the defects in current indemnity arrangements include failing to include provisions that provide practical means for denying indemnification in the context where an individual enters a settlement and does not admit to wrongdoing. Under most bylaws and agreements, a company has little choice but to provide indemnification in that setting. The SEC has entered some settlements that prevent settling defendants from seeking indemnification, but the SEC's reach does not include many instances in which Citigroup directors may receive indemnification. The SEC has, in some instances, concluded that corporations providing indemnification to directors and officers may be acting contrary to public policy, and has assessed fines against at least one company for doing so.

The list of Citigroup's regulatory actions, scandals and controversies over the past decade is too lengthy to enumerate within the word limitation of this resolution. We urge fellow investors to support this proposal, to encourage our company to develop practical reforms and refinements to its indemnification policies, so that our directors have appropriate incentives for effective oversight, and are not being subsidized by the shareholders in circumstances that defy common sense.

charles SCHWAB
ADVISOR SERVICES

November 2, 2012

Citigroup
c/o Corporate Secretary of Citigroup
399 Park Avenue
New York, NY 10043

RE: Account
Harrington Inv Inc 401k Plan
FBO John C. Harrington
Citigroup Stock Ownership (C)

Dear Secretary:

Please accept this letter as confirmation of ownership of 150 shares of Citigroup (Symbol:C) in the account referenced above. These shares have been held continuously since initial purchase on 05/09/2011.

Should additional information be needed, please feel free to contact me directly at 888-819-7463 between the hours of 10:00am and 6:30pm EST.

Sincerely,



Cannon C. Wray
Senior Relationship Specialist
Advisor Services
Charles Schwab & Co. Inc.

CC: John Harrington

Shelley J. Dropkin
Deputy Corporate Secretary
and General Counsel
Corporate Governance

Citigroup Inc
425 Park Avenue
2nd Floor
New York NY 10022

T 212 793 7396
F 212 793 7600
dropkins@citi.com



VIA UPS

November 6, 2012

John Harrington
1001 2nd Street, Suite 325
Napa, CA 94559

Dear Mr. Harrington:

Citigroup Inc. acknowledges receipt of your stockholder proposal for submission to Citigroup stockholders at the Annual Meeting in April 2013.

Sincerely,

Shelley J. Dropkin
Deputy Corporate Secretary
and General Counsel,
Corporate Governance

ENCLOSURE 2

STATEMENT OF INTENT TO EXCLUDE STOCKHOLDER PROPOSAL

The Proposal asks the Board of Directors of the Company (the "Board") to "undertake a review and institute any policy changes, such as amending the bylaws or other actions needed, to make it more practical to deny indemnification of directors when appropriate from the standpoint of the company and public policy."[1]

The Company believes it may exclude the Proposal from the 2013 Proxy Materials pursuant to Rule 14a-8(i)(7); Rule 14a-8(i)(3); and Rule 14a-8(i)(8).

THE PROPOSAL RELATES TO THE COMPANY'S ORDINARY BUSINESS.

The Proposal may be excluded from the Company's 2013 Proxy Materials under Rule 14a-8(i)(7). The Commission has determined that certain tasks are so fundamental to management's ability to run a company that they cannot be subject to stockholder oversight and that stockholder proposals should not be included in a company's proxy materials if they micro-manage the company by probing too deeply into complex matters on which the stockholders, as a group, are not in a position to make informed judgments.[2] These considerations, which provide the policy judgments underpinning Rule 14a-8(i)(7) are based on legal principles of state law

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1 The Proposal reads:

> Resolved: Shareholders request that the Board of Directors undertake a review and institute any appropriate policy changes, such as amending the bylaws or other actions needed, to make it more practical to deny indemnification of directors when appropriate from the standpoint of the company and public policy. The review should take full account of the relationship between insurance coverage and indemnification, corporate litigation strategy, retaining appropriate board discretion and the ability of the company to attract new board members. Such policies and amendments should be made effective prospectively only, so that they apply to claims, actions, suits or proceedings for which the underlying activities occur and the claims are asserted subsequent to both the enactment of the policy changes and the renewal of a director's board membership.

The Proposal and the full supporting statement are attached hereto.

2 *SEC Release No. 34-40018* (May 21, 1998) ("The policy underlying the ordinary business exclusion rests on two central considerations. The first relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. . . . The second consideration relates to the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment. This consideration may come into play in a number of circumstances, such as where the proposal involves intricate detail, or seeks to impose specific time-frames or methods for implementing complex policies.").

(including the law of Delaware, the Company's state of incorporation) that the board of directors is empowered with the authority and duty to manage the Company's business and affairs.[3]

Delaware law empowers the Board to indemnify its current and former directors for the expenses and liabilities they incur in proceedings brought against them by reason of their service to the Company. 8 *Del. C.* § 145. Delaware law permits director indemnification in order to "encourage capable men to serve as corporate directors, secure in the knowledge that expenses incurred by them in upholding their honesty and integrity as directors will be borne by the corporations they serve." *Stifel Financial Corp. v. Cochran*, 809 A.2d 555, 561 (Del. 2002). The Company's Board has determined to adopt and maintain a provision in its By-Laws that requires the Company to indemnify directors to the fullest extent permitted by law. *See* Citigroup Inc., By-Laws Article IV, Section 4. The By-Laws specifically limit indemnification to only that amount of indemnification permitted by the Delaware General Corporation Law (the "DGCL"). *Id.* The DGCL permits indemnification only if a director is successful in defending the underlying lawsuit brought against him or her or if there has been a determination that the director acted in good faith, and in a manner he or she reasonably believed to be in or not opposed to the Company's best interests and, with respect to criminal proceedings, had no reasonable cause to believe his or her conduct was unlawful.[4] If the indemnification is for a current director, the "good faith," "best interest" and "not unlawful" conduct determinations must be made by a neutral decision maker.[5]

The scope of the Proposal is not entirely clear. But, it appears that the Proposal asks the Board to change the Company's indemnification scheme in at least two respects. First, the Board should delete the By-Law provisions requiring mandatory indemnification for current and former directors. Second, the Board should adopt some type of prospective policy to "maximize director oversight," which apparently means that the Board should "incentivize director oversight" by adopting a policy that says directors will not be entitled to indemnification in connection with "oversight" claims. The Proponent notes in his supporting statement that the last point just mentioned is the overall objective of the Proposal—make the directors engage in some additional amount of "oversight" by threatening their personal assets (through lack of indemnity coverage) if there are claims of failed oversight. Each of these requested changes would micromanage the Board's ordinary business decisions.

The first change urged by the Proponent, to delete the mandatory indemnification coverage for directors, relates to the Company's ordinary business in several respects. First, the decision whether or not to award mandatory indemnification affects the Board's ability to attract director candidates and retain directors. Because stockholders often do not present their own

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[3] *See* Hearing Before the Subcommittee on Securities of the Senate Committee on Banking and Currency, 85th Cong., 1st Sess., Part 1 at 118 (Mar. 5, 1957) (Report of the Securities and Exchange Commission in Response to Questions Raised by Senator Herbert H. Lehman in his Letter of July 10, 1956).

[4] 8 *Del. C.* § 145(a), (b).

[5] Specifically, Section 145(d) requires that the determination be made by (i) a majority of the directors who are not parties to the proceeding (or a committee of such directors), (ii) independent legal counsel, (iii) the stockholders or (iv) a court of competent jurisdiction.

candidates for director nomination, the Board is left with the task of finding suitable candidates for director election year after year. The vast majority of the Company's directors are independent, and the fees they receive as directors would not compensate them for the risk to their personal assets that would result from being exposed to litigation without a right to indemnification. Even if a director is not adjudged liable in a proceeding, the cost of defending litigation alone is significant and could drain a director's personal wealth. Given the prevalence of litigation against public company directors, absent adequate indemnification, qualified individuals would be disinclined to serve on public company boards if companies do not provide assurances they will be indemnified for proceedings brought against them.[6]

The stockholders are not in the best position to determine what level of indemnification is necessary to attract and retain director candidates. The decision whether to provide mandatory indemnification (which is currently required by the Company's By-Laws) or some lesser level of indemnification requires a judgment on a number of factors, including (i) the type of director candidates targeted by the board; (ii) what level of risk tolerance that class of persons is likely to have; and (iii) what indemnification coverage is provided by the Company's peers. In addition, the Board must make a judgment about what mix of indemnification coverage and directors' and officers' liability coverage is appropriate given the cost of insurance and (as noted above) the level of coverage demanded by the "market" for director talent.

By seeking to regulate the Board's ability to grant indemnification to directors, the Proposal also seeks to micro-manage the Company's overall litigation strategy when it is involved in a proceeding along with its present and former directors. Offering mandatory indemnification to directors encourages directors to cooperate with the Company in litigation. Such cooperation enables a company to better manage its litigation strategy in order to achieve the best results possible for the stockholders. The Staff has consistently determined that proposals relating to a company's litigation strategy are excludable because they relate to a company's ordinary business operations. *See, e.g., Merck & Co.* (avail. Feb. 3, 2009) (concurring with the exclusion of a proposal on Rule 14a-8(i)(7) grounds because it related to

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6 Studies have shown that the danger that director candidates may be unwilling to serve if they are not provided with adequate indemnification is a real world problem. For example, in the wake of the D&O insurance crisis of the 1980s, a survey of 569 large corporations found that 10% of respondents had experienced a prospective director nominee refusing to serve on the board, citing concerns over personal liability. John F. Olson and Josiah O. Hatch III, DIRECTOR AND OFFICER LIABILITY: INDEMNIFICATION AND INSURANCE § 1:1 at 1-2 to 1-3, 1-4 n.11 (2010) (citing survey of 569 large corporations in which 10% of respondents indicated that, following the D&O insurance crisis of the 1980s, they experienced a prospective director nominee refusing to serve due to concerns over personal liability; citing survey of financial institutions conducted in the year 2000 that found that nearly a quarter of participants had encountered director candidates refusing to serve due to concerns over personal liability). Subsequent studies have found that the difficulties in recruiting qualified directors due to concerns over personal liability have only increased in recent years. A 2008 study of FORTUNE 1000 companies found that 55% of respondents reported that they were finding it increasingly difficult to recruit "high-quality directors." *Korn/Ferry Institute 34th Annual Board of Directors Study*, at 16, 28 (2008) (noting that this percentage had increased from 38% of responents in a similar 2001 survey). The same study found that 57% of directors at such organizations had turned down a board position due to concerns over personal risk. *Id.* at 27 (survey of approximiately 800 directors at FORTUNE 1000 companies).

litigation strategy). The absence of indemnification would similarly have an intrusive effect on the Company's ability to manage potential lawsuits and direct its litigation strategy.

The decision whether to retain the current level of mandatory indemnification for directors is therefore a complex judgment about which the stockholders, as a group, are not well-positioned to make an informed decision. In spite of the complex nature of this decision, if implemented, the Proposal would micro-manage this key management decision by prohibiting the Company from providing mandatory indemnification, even if a future board determines in its good faith business judgment that providing such indemnification to directors is advisable. The Staff has, in fact, previously concurred in the exclusion of an analogous portion of a proposal that asked the company to terminate "[a]ll insurance policies indemnifying officers and the Corporation against the stockholders" on the ground that this portion of the proposal related to the company's ordinary business operations. *Western Union Corp.* (avail. July 22, 1987).[7] The company had argued that the proposal related to the company's ordinary business operations because the decision regarding the appropriate level of insurance to attract and retain qualified officers was managerial in nature. *Id.* Similar to *Western Union*, the Proposal relates to the Company's ordinary business because it seeks to intrude upon the managerial determination of the appropriate level of indemnification to attract and retain qualified directors and foster cooperation in litigation strategy.

The Proposal also goes one step beyond the proposal at issue in another no-action precedent, *CAPTEC Net Lease Realty, Inc.* (avail. June 15, 2000), where the Staff did not concur that a proposal relating to indemnification and insurance could be excluded from the company's proxy materials under Rule 14a-8(i)(7). The proposal at issue in the *CAPTEC* letter requested bylaw amendments to limit mandatory indemnification and the circumstances under which liability insurance could be obtained. The Proposal goes further than the actions requested by the proponent in *CAPTEC*—amendments to the corporate bylaws—because, in addition to requesting such amendments, going forward it would impose a particular indemnification regime upon the Company in order to incentivize "effective oversight." As explained further below, requiring the Board to implement the Proponent's preferred approach to managing oversight intrudes upon the Board's business judgment regarding the appropriate balance between incentivizing effective oversight and ensuring that directors are not so immobilized by fear of personal liability for actions taken in good faith that they are unable to take business risks that the directors have determined, in their independent judgment, are in the best interests of the Company and its stockholders.[8]

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7 The Company notes that another portion, paragraph 3, of the *Western Union* proposal stated that "[f]uture indemnification be limited only to the cost of legal defense against any action brought against the corporation or Board members and key employees. No legal fees or insurance is to be obtained to indemnify third parties against stockholder actions." The Staff concurred that this paragraph 3 could be excluded under the predecessors to Rules 14a-8(i)(2), 14a-8(i)(6) and 14a-8(i)(9). Because the Staff concurred in the exclusion of paragraph 3 on substantive bases other than ordinary business concerns, the Company does not believe that this precedent is informative with respect to whether the subject matter of paragraph 3 related to the company's ordinary business.

8 The company in *CAPTEC* did not raise this ordinary business concern and, indeed, the Proposal has brought the concern to the fore by focusing on director oversight. The Company has also pointed to another additional reason, not raised in *CAPTEC*, as to why the Proposal relates to the Company's ordinary

The second change urged by the Proposal, to develop an indemnification regime so that the Company directors have "appropriate incentives for effective oversight" also renders the Proposal excludable from the 2013 Proxy Materials because it relates to the Company's management of risk oversight.[9] There are many options that the Board could consider as potential steps that might enhance its overall compliance systems to manage both business risks and the risks of legal or regulatory liability for Company operations. Its general oversight responsibilities include complex decisions regarding how much should be spent on compliance issues and what business policies might be developed to minimize business risk. The Proposal is a heavy-handed attempt at risk management: punish the directors for those occasions where, in hindsight, directors might be second-guessed for an "oversight" failure.

It is within the province of management and the directors to determine how indemnification rights should fit into an overall scheme that encourages Company personnel (including the directors) to perform their responsibilities. Providing adequate indemnification is critical to maintaining the morale of Company personnel and ensuring that directors are not so preoccupied with being personally bankrupted by litigation expenses that they are immobilized and unable to take business risks that the directors have determined, in their independent judgment, are in the best interests of the Company and its stockholders. Indeed, both courts and commentators have recognized that corporate law encourages a balanced approach that provides directors with sufficient protections against litigation expenses and personal liability so that

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business, namely, the Proposal seeks to micro-manage the Company's overall litigation strategy when it is involved in a proceeding along with its present and former directors and, as explained below.

Furthermore, in *CAPTEC* the company stated that the Commission (and by implication the Staff) had not considered whether the decision of whether to purchase D&O insurance was a matter of ordinary business. As explained above, prior to the *CAPTEC* letter, the Staff had agreed that such decisions are a matter of ordinary business that properly lie within the Board's discretion. Given that the Staff in *CAPTEC* was not presented with an opportunity to consider relevant precedent, the Company respectively submits that the Staff should not view the *CAPTEC* letter as binding authority when considering this matter.

9 The Company notes that, although the Staff has modified its approach when evaluating whether a company can exclude a proposal relating to risk assessment under Rule 14a-8(i)(7), *Staff Legal Bulletin No. 14E* makes clear that in evaluating such proposals "rather than focusing on whether a proposal and supporting statement relate to the company engaging in an evaluation of risk, [the Staff] will instead focus on the subject matter to which the risk pertains or that gives rise to the risk." *Staff Legal Bulletin No. 14E* (Oct. 27, 2009). The Staff has continued to concur in the exclusion of proposals relating to risk assessment where the proposal's underlying subject matter concerns matters of ordinary business. *Sempra Energy* (avail. Jan. 12, 2012, reconsideration denied Jan. 23, 2012) (concurring with the exclusion pursuant to Rule 14a-8(i)(7) of a proposal requesting that the board independently review the company's management of political, legal and financial risks posed by the company's operations in "any country that may pose an elevated risk of corrupt practices"; the Staff stated that "although the proposal requests the board to conduct an independent oversight review of Sempra's management of particular risks, the underlying subject matter of these risks appears to involve ordinary business matters"); *Kraft Foods, Inc.* (avail. Feb. 23, 2012) (concurring with the exclusion of a proposal requesting a report regarding the company's assessment of water risk in its agricultural supply chain because it related to the company's ordinary business). In the instant situation, the subject matter of the Proposal is a "risk concern" that is as closely related to ordinary business matters as is imaginable: it pertains to the Board's day-to-day oversight of the business and affairs of the Company, and nothing more.

directors, as long as they are acting loyally and in good faith, are willing to take business risks to further the company's interests.[10] The Proposal intrudes on what should be a Board- and management-driven discussion of how to strike the appropriate balance between oversight and encouraging profitable business decisions that necessarily involve elements of business risk.

THE PROPOSAL IS VAGUE AND MISLEADING.

The Proposal is misleading. The Proposal may be excluded pursuant to Rule 14a-8(i)(3) because the Proposal is vague and misleading.[11] Specifically, the Proponent's supporting statement suggests that the Company's current By-laws indemnify directors against all personal liability "even for some improper, illegal or criminal behaviors that violated their fiduciary duties." However, Delaware law only permits, and, accordingly, the Company only provides, indemnification of a director that has acted "in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person's conduct was unlawful." 8 *Del. C.* § 145(a).[12]

Contrary to the plain language of the Delaware statute, a stockholder reading the supporting statement would be left with the alarming misimpression that the Company currently provides directors with expansive indemnification covering even "illegal" and "criminal" acts

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10 *See Stifel Financial Corp. v. Cochran*, 809 A.2d 555, 561 (Del. 2002) (explaining that the purpose of the Delaware indemnification statute is "to encourage capable men to serve as corporate directors, secure in the knowledge that expenses incurred by them in upholding their honesty and integrity as directors will be borne by the corporation they serve" (internal quotation marks omitted)); E. Norman Veasey, Jesse A. Finkelstein & C. Stephen Bigler, *Delaware Supports Directors with a Three-Legged Stool of Limited Liability, Indemnification and Insurance*, 42 BUS. LAW. 399, 401-04 (1987) (explaining the corporate law seeks to encourage directors to take reasoned business risks by reducing the situations in which directors' personal wealth is "on the line" through authorizing Section 102(b)(7) exculpatory provisions, indemnification and insurance).

11 Rule 14a-8(i)(3) permits the exclusion of a proposal if it violates any of the Commission's rules, including Rule 14a-9, which prohibits statements in proxies or certain other communications that, in light of the circumstances, are "false and misleading with respect to any material fact." *See* 17 C.F.R. § 240.14a-8(i)(3) (permitting exclusion of a proposal if it is "contrary to any of the Commission's proxy rules, including § 240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials"); 17 C.F.R. § 240.14a-9 ("No solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading.").

12 The Company recognizes that 8 *Del. C.* § 145(c) requires corporations to indemnify directors when they are "successful on the merits or otherwise" regardless of any showing of "good faith." *See Hermelin v. K-V Pharm. Co.*, 2012 WL 395826, at *9 (Del. Ch. Feb. 7, 2011). Section 145(c), however, relates to mandatory indemnification, i.e., those situations in which a corporation *must* indemnify a director. The Company reads the Proposal as an attempt to restrict the permissive indemnification that the Company provides in addition to the mandatory indemnification required by the statute. Permissive indemnification is governed by 8 *Del. C.* § 145(a), (b), which impose the "good faith" standard discussed herein.

that involve breaches of the directors' fiduciary duties. But, as noted above, Delaware law only allows a company to indemnify a director for "good faith" conduct that the director "reasonably believed to be in or not opposed to the best interests of the corporation." *Id.* The exclusion of misleading proposals is particularly appropriate where, as here, the false impression created by the supporting statement does not relate to a peripheral aspect of the proposal, but instead misleads the stockholders about the core issue or circumstance addressed by the proposal, in the instant case, the current indemnification available to the directors. *See Comshare Inc.* (Aug. 23, 2000) (permitting exclusion, pursuant to Rule 14a-8(i)(3), of a proposal requesting amendments to a company's rights plan where the company argued that the proposal was excludable as vague and misleading because, among other reasons, the supporting statement mischaracterized the operation of the company's current rights plan). Like the supporting statement in *Comshare*, the Proponent's inaccurate supporting statement is a bare attempt to use a materially inaccurate statement to incite the Company's stockholders into supporting the Proposal.

The Proposal is also misleading because, presumably as support for the proposition that the Company should alter its current policies regarding *director* indemnification, the Proposal cites an article focusing almost exclusively on indemnification of corporate *officers*.[13] In this article, the authors note that companies typically provide certain indemnification rights to directors. However, apart from these passing references, the article focuses exclusively on what were (eight years ago) current developments regarding indemnification of officers in situations that typically arise with respect to officers (e.g., liability for overstating financials, stealing company funds, etc.). Reading the supporting statement on its face, the stockholders would likely be misled into believing that the article is relevant to the actual topic of the Proposal, *viz.*, indemnification of directors, and that the article somehow supports the Proponent's argument that the Company's policies regarding director indemnification should be revised.

The Proposal is vague. Beyond the Proposal's mischaracterization of the Company's current indemnification policies, the Proposal is vague and indefinite because neither the Company nor its stockholders can determine the full scope of the actions the Proponent desires the Company to take. Does the Proponent want the Company to make *no* covenants or representations to directors on when they might be entitled to indemnification, which would mean indemnification is made purely on a case-by-case basis? Or, does the Proponent ask for a new set of policies that apply prospectively, where directors possess mandatory rights to indemnification for certain categories of conduct but not others?

The *only* guidance that the Proposal provides as to when indemnification should be "denied" is provided by the Proponent's supporting statement, where he mentions that the purpose of the Proposal is to "incentivize directors to exercise maximum fiduciary duty" and to provide directors "appropriate incentives for effective oversight." The reference to "exercise maximum fiduciary duties" is meaningless. The directors owe fiduciary duties of care and loyalty to the stockholders under Delaware law. Those duties cannot be expanded or

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13 Alexander M. Szeto & J. David Washburn, *Indemnification of Directors and Officers: A Different Side to the Problem of Corporate Corruption*, WALL STREET LAWYER (June 1, 2004), *available at* http://www.andrewskurth.com/pressroom-publications-96.pdf.

eliminated.[14] Accordingly, the reference to "maximizing" duties is confusing. Also, what does the Proponent mean by providing incentive for "effective oversight"? Does encouraging effective oversight mean the directors should receive no indemnification in a suit alleging that they made a bad business decision (e.g., a stockholder suit challenging a transaction or series of transactions where the Company lost money)? Or, does "oversight" have a narrower meaning, where indemnification should be denied only where some illegality or wrongdoing occurred by employees or other subordinates? Should the directors be denied indemnity only if the employees deliberately tried to hide their wrongdoing? Should the directors be denied indemnity only if the directors failed to implement an oversight process to detect wrongdoing? Should the directors be denied indemnity only if the directors fail to implement an oversight process after becoming aware of some evidence of misconduct?

The Staff has explained that a company may exclude a proposal if it is so vague or indefinite that "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." *Staff Legal Bulletin No. 14B* (Sept. 15, 2004). Furthermore, the Staff has permitted the exclusion of proposals when key terms in the proposal, are not sufficiently defined. *See Bank of America Corp.* (avail. Feb. 22, 2010) (concurring in exclusion of proposal that called for establishment of a committee to review issues of "US economic security" because it was "vague and indefinite").

Accordingly, the Company may exclude the Proposal and supporting statement from its 2013 Proxy Materials because the supporting statement is vague and misleading.

THE PROPOSAL MAY BE OMITTED PURSUANT TO RULE 14a-8(i)(8) BECAUSE IT QUESTIONS THE COMPETENCE, BUSINESS JUDGMENT AND CHARACTER OF THE DIRECTORS.

Rule 14a-8(i)(8) permits a company to exclude a proposal if, among other reasons, the proposal "[q]uestions the competence, business judgment, or character of one or more nominees or directors."[15] The fundamental policy underlying Rule 14a-8(i)(8) "is to make

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14 *Sutherland v. Sutherland,* 2009 WL 857468, at *4 (Del. Ch. Mar. 23 2009) (finding that if the defendants' contention were true, namely that a certificate of incorporation provision acted to sterilize director interest when approving self-dealing transactions, such a provision "would effectively eviscerate the duty of loyalty for corporate directors as it is generally understood under Delaware law. While such a provision is permissible under the Delaware Limited Liability Company Act and the Delaware Revised Uniform Limited Partnership Act, where freedom of contract is the guiding and overriding principle, it is expressly forbidden by the DGCL."); *see also Siegman v. Tri-Star Pictures, Inc.*, 1989 WL 48746, at *8 (Del. Ch. May 5, 1989, *revised* May 30, 1989), *rev'd in part on other grounds, In re Tri-Star Pictures,* 684 A.2d 319 (Del. 1993).

15 *See also SEC Release No. 34-56914* (Dec. 6, 2007) ("[A] proposal relates to 'an election for membership on the company's board of directors or analogous governing body' and, as such, is subject to exclusion under Rule 14a-8(i)(8) if it could have the effect of . . . questioning the competence or business judgment of one or more directors . . . ."); *SEC Release 34-62764* (Aug. 25, 2010) (stating that a company would be permitted to exclude a proposal pursuant to Rule 14a-8(i)(8) if it "[q]uestions the competence, business judgment, or character of one or more nominees or directors").

clear, with respect to corporate elections, that Rule 14a-8 is not the proper means for conducting campaigns . . . since other proxy rules, including Rule 14a-11 [the predecessor of Rule 14a-12], are applicable thereto." *SEC Release No. 34-12598* (July 7, 1976).

When presented with facially neutral proposals, the Staff has consistently read a proposal and its supporting statement together in order to evaluate the intent of the proponent. *See Rite Aid Corporation* (avail. Apr. 1, 2011) (concurring that a facially neutral proposal could be excluded under Rule 14a-8(i)(8) where the supporting statement criticized the business judgment and competence of certain directors); *Exxon Mobil Corporation* (Mar. 20, 2002) (concurring that a proposal was excludable under Rule 14a-8(i)(8) where the proposal, together with the supporting statement, questioned the judgment of the chairman of the board, who planned to stand for re-election); *Black & Decker Corp.* (avail. Jan. 21, 1997) (concurring that a proposal to separate the position of chairman and CEO could be excluded in reliance on Rule 14a-8(i)(8) where the supporting statement questioned the business judgment, competence and service of the CEO standing for re-election).

Like these facially neutral proposals, when read together with its supporting statement, it is clear that the true intent of the Proposal is to question the competence and business judgment of the directors. Specifically, the Proposal's supporting statement refers to "scandals" and "controversies" at the Company. The Proponent fails to identify any such "scandal" or "controversy," but assures his fellow stockholders that they are "too lengthy to enumerate." Thus, rather than focus on the subject matter of his proposal and advancing an argument in support of that proposal, the Proponent has opted to impugn the competence and business judgment of the directors and to tarnish their reputations through vague generalities.

Accordingly, because the Proposal questions the competence, business judgment and character of the directors, it may be excluded pursuant to Rule 14a-8(i)(8).

CONCLUSION

For the foregoing reasons, the Company believes the Proposal may be excluded pursuant to Rules 14a-8(i)(7), Rule 14a-8(i)(3) and Rule 14a-8(i)(8) and respectfully requests that the Staff confirm that it will not recommend any enforcement action to the Commission if the Company excludes the Proposal from its 2013 Proxy Materials.